Filed Pursuant to Rule 433

Registration No. 333-126811

NEW OPPORTUNITIES. UNPRECEDENTED ACCESS.

An Introduction to iPath Exchange Traded Notes

iPath™

WHAT MAKES iPATH EXCHANGE TRADED NOTES INNOVATIVE?

Immediate access. Greater possibilities. With iPath Exchange Traded Notes (ETNs), investors now have a whole new way to access difficult-to-reach markets.

WHAT ARE iPATH ETNs?

iPath ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. ETNs are not equities or index funds, but they do share several characteristics. For example, like most equities, they trade on an exchange and can be shorted.1 Like an index fund, they are linked to the return of a benchmark index.

HOW CAN iPATH ETNs BENEFIT INVESTORS?

Exposure and Access

iPath ETNs provide immediate exposure to certain asset classes that have not always been easy to access. They offer asset class opportunities that expand the range and depth of possible strategies that might be explored to construct a well-diversified portfolio.

Tax Efficiency

ETNs provide a tax-efficient means to invest. Investors will only realize capital gains or losses upon the sale, redemption, or maturity of their iPath ETN, unlike mutual funds, which may be required to make capital gain distributions to shareholders. iPath ETNs will not make capital gains distributions, which allows investors control over the timing of taxable events related to their investment in iPath ETNs.

Definable Performance

iPath ETNs are designed to provide investors a return that mirrors the performance of a market index, less investor fees.2

Liquidity3

iPath ETNs can be bought or sold anytime during market hours and offer trading flexibility with the liquidity provided by an exchange listing and a redemption feature. iPath ETNs can be sold in the secondary market during trading hours at market prices, redeemed in at least 50,000 units on a weekly basis directly to the issuer,4 or held until maturity.

1.	With short sales, you risk paying more for a security than you received from its sale.

2.	For specific information on iPath investor fees, see the applicable prospectus.

3.	Nevertheless, a secondary market for these ETNs may not develop. We are not required to maintain any listing of iPath ETNs on any exchange, and may stop at any time.

4.	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

WHO’S BEHIND iPATH ETNs?

The issuer, Barclays Bank PLC, is the principal subsidiary of Barclays PLC, a UK-based financial services group and one of the largest financial services companies in the world. Barclays Bank PLC and its subsidiaries (the “Barclays Group”) have been involved in banking for over 300 years, and currently maintain a global presence with headquarters in London and banking operations in Europe, the United States, Africa, and Asia. Barclays Bank PLC’s long-term unsecured obligations are rated AA by Standard & Poor’s Securities, Inc., and Aa1 by Moody’s Investors Service, Inc., and have total assets of over $1.5 trillion (as of December 31, 2005).

Barclays operates in over 60 countries with more than 78,800 permanent employees and 20 million customers. It is engaged primarily in banking, investment banking, and investment management.

Differences and similarities between mutual funds, ETNs, and exchange traded funds (ETFs)

Index mutual funds, ETNs, and ETFs provide investors access to the returns of various market benchmarks. ETNs are debt securities backed only by the credit of the issuer, whereas mutual funds and ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	Index mutual funds	ETNs	ETFs*

Liquidity	Once a day at NAV	Daily on exchange	Daily on exchange

Registration	Investment Company Act of 1940	Securities Act of 1933	Investment Company Act of 1940

Recourse	Portfolio of securities	Issuer credit	Portfolio of securities

Principal risk	Market risk	Market and issuer risk	Market risk

Institutional size redemption	Daily via custodian	Weekly to the issuer	Daily via custodian

Short sales	None	Yes, on an uptick†	Yes, on an uptick or a downtick

*	For this discussion, ETFs are defined as open-end investment companies. ETFs may also be structured as closed-end funds or grantor trusts.

†	We may or may not apply for relief to permit short sales on a downtick.

LEARN MORE TODAY.

To discover more about iPath ETNs or if you have any questions about investing in iPath ETNs, ask your financial professional, call us at 1-877-76-iPath (1-877-764-7284), or visit us online at iPathETN.com.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result, you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

©2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, ser-vicemarks or registered trademarks are the property of their respective owners. 2957-iP-0606 463-7/06

Not FDIC Insured • No Bank Guarantee • May Lose Value

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